Exhibit 1.01

Conflict Minerals Report of Novartis AG

Overview

This is the Conflict Minerals Report for Novartis AG and its consolidated affiliates for calendar year 2017 in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).  Unless the context requires otherwise, the words “we,” “our,” “us,” “Novartis,” “Group,” “Company,” and similar words or phrases in this Conflict Minerals Report refer to Novartis AG and its consolidated affiliates.  Novartis has performed a Reasonable Country of Origin Inquiry (“RCOI”) on the conflict minerals that were in our supply chain between January 1 and December 31, 2017, to determine whether these conflict minerals were sourced from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”) or came from recycled or scrap sources.  The conflict minerals covered by these rules include tin, tantalum, tungsten and gold (collectively the “Conflict Minerals”).

Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our broad portfolio includes innovative pharmaceuticals and oncology medicines, generic and biosimilar medicines and eye care devices.

Following the completion of a series of transactions in 2014 and 2015, the Group’s continuing operations comprise three global operating divisions, Innovative Medicines, Sandoz and Alcon. We also separately report the results of Corporate activities. From March 2, 2015, the date of the completion of a series of transactions with GSK, continuing operations also includes the results from the oncology assets acquired from GSK and the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2015 (the latter of which was reported as an investment in associated companies). We sold on March 2, 2015, our Vaccines Division, excluding our influenza vaccines business, to GSK. Our influenza vaccines business was sold on July 31, 2015 to CSL and our Animal Health Division was sold on January 1, 2015 to Lilly.

Our Innovative Medicines Division researches, develops, manufactures, distributes and sells patented prescription medicines to enhance health outcomes for patients and health-care providers. Innovative Medicines is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Pharmaceuticals consists of the global business franchises Ophthalmology, Immunology and Dermatology, Neuroscience, Respiratory, Cardio-Metabolic and Established Medicines.

Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of cardiovascular, central nervous system, dermatology, gastrointestinal and hormonal therapies, metabolism, oncology, ophthalmics, pain, and respiratory, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

Our Alcon Division researches, develops, manufactures, distributes and sells eye care products. Alcon is a global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

Reasonable Country of Origin Inquiry

In accordance with Section 1502 and Rule 13p-1, Novartis has performed an RCOI on Conflict Minerals that were in our supply chain between January 1 and December 31, 2017, to determine whether these Conflict Minerals were sourced from the Covered Countries or came from recycled or scrap sources.  As a result of the RCOI process, Novartis concluded in good faith that during 2017 the Company had reason to believe that certain of the products that it manufactured or contracted to manufacture contained Conflict Minerals, but that the Company was unable to determine whether the Conflict Minerals originated in the Covered Countries or came from recycled or scrap sources.

Products

Novartis reviewed for Conflict Minerals content all categories of materials either necessary to the production of Company products or necessary to the products’ functionality.  In accordance with SEC Staff Guidance with respect to Rule 13p-1, Novartis excluded packaging materials from this review.  Based on the review, the categories of Company products that were determined to include Conflict Minerals or to include metals of undeterminable content requiring additional analysis were: syringes (used as delivery mechanisms for certain pharmaceutical products); electronics components (used in ophthalmic laser surgery equipment); and other mechanical components (used in ophthalmic laser surgery equipment).

Due Diligence

Novartis designed its due diligence measures to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) (the “OECD Framework”) and related Supplements.

Novartis, as a purchaser, is many steps removed from the mining of the conflict minerals and does not purchase raw ore or unrefined Conflict Minerals.

A summary of Novartis’ annual activities, which are in line with the OECD Framework, is outlined below.

Step 1:  Establish strong company management systems

•                  Novartis has a Code of Conduct, which calls for all third parties with whom we work to comply with the law, to adhere to ethical business practices, and to observe our standard requirements concerning labor, health, safety, environmental protection and management systems. Novartis also has adopted a change to its Supplier Code that establishes a standard for suppliers’ support with respect to Conflict Minerals tracking.  Specifically, the Supplier Code requires that Suppliers help to: identify the source of Conflict Minerals in the products that they sell to Novartis and, as possible through reasonable means, the names of smelters and refiners that process Conflict Minerals and the country of origin of these Conflict Minerals; cooperate with Novartis in its due diligence process and in responding to requests relating to Conflict Minerals in its products; provide reasonable evidence of suppliers’ performance of similar due diligence with respect to any of their suppliers or sub-contractors involved in the production of materials or products supplied to Novartis or any components of those materials or products; work with Novartis to assess opportunities for alternative sources where Conflict Minerals are identified.

•                  Our Conflict Minerals Core Team (“Core Team”) is responsible for the implementation and ongoing management of Conflict Minerals reporting activities, and the documentation and reporting of the results of the Conflict Minerals due diligence activities described in this and the next four steps.

•                  We have established an annual process to evaluate the products manufactured by our divisions, in order to identify and assess the presence and sources of Conflict Minerals in the supply chain, as set forth in further detail in Step 2 below.

•                  The Core Team uses standardized documentation to capture key decisions, processes and procedures used in gathering information related to the use of Conflict Minerals in Novartis products, and to the sources of any such Conflict Minerals.  Novartis is required to retain such documentation in accordance with its corporate document retention policy.

•                  Novartis provides feedback mechanisms available to all interested parties to provide information or voice their concerns regarding our compliance with laws and regulations.

Step 2:  Identify and assess risks in the supply chain

•                  On an annual basis, Novartis performs reviews of the suppliers that provide materials used in manufacturing to identify potential sources of Conflict Minerals in its supply chain. The Core Team, working with each of the Novartis divisions, is responsible for determining the suppliers of materials that are necessary to the production or functionality of its products that contain one or more Conflict Minerals, or contain metal of undeterminable content.

•                  Suppliers of the items identified as containing Conflict Minerals or metals of undeterminable content are designated as “In Scope” for the RCOI.

•                  As part of this annual process, Novartis offers Conflict Minerals training for In Scope suppliers and requires them to complete a web-based survey based on the Conflict Minerals Reporting Template version 5.0 (“CMRT”) from the Responsible Minerals Initiative (“RMI”), formerly the Conflict Free Sourcing Initiative (“CFSI”).

•                  To help encourage the highest level of compliance, Novartis makes multiple attempts to get responses from all In Scope suppliers.

•                  Novartis reviews the information provided by each supplier to determine the completeness of their responses to the best of our knowledge, and notes certain points of information, including whether the supplier has a policy regarding conflict minerals and whether they source any Conflict Minerals from the Covered Countries.

•                  Novartis reviews aggregate supplier CMRT responses as well as company statements made by suppliers regarding the status of Conflict Minerals in their supply chain in order to summarize key findings regarding risks in the supply chain.  The Core Team meets regularly to review progress.

•                  Novartis conducts a review of smelter/refiner information provided in the supplier surveys to determine the actual number of unique smelters/refiners identified by its suppliers and whether each has been audited by a third party or presents a “red flag” as defined by the OECD Framework.  To make the determination of each smelter’s/refiner’s conflict status, Novartis relies upon information provided by RMI, formerly known as CFSI.  RMI conducts an industry-standard Responsible Minerals Assurance Program (“RMAP”), formerly called Conflict Free Smelter Program (“CFSP”), in which it certifies smelters/refiners worldwide by conducting an independent audit to validate company-level management and sourcing processes for responsible mineral procurement.  RMI makes available to the public the list of smelters/refiners that it has certified as “Conformant”.  In 2017, at about the time that CFSI re-named itself RMI, it began to use the term “Conformant” rather than the prior terms “Conflict Free” and “Compliant” to identify smelters/refiners that are in conformance with the RMAP (formerly CFSP) assessment protocols and that bear the highest level of 3TG responsible sourcing certification set by RMI.  Smelters/refiners with the RMI “re-audit in progress” designation are also considered to be RMAP Conformant during the period in which this designation is assigned.

•                  Smelters/refiners that carry the RMI “Active” designation are in the process of being audited by RMI to determine whether they can be certified as Conformant.  Smelters and refiners are identified as Active in the RMAP once they have submitted a signed Agreement for the Exchange of Confidential Information (“AECI”), an Auditee Agreement, and a Due Diligence Checklist.

•                  A smelter or refiner is deemed by RMI as “Known” if it was not Conformant or Active but is listed on the CMRT Smelter Reference List. The status information reflected in this report is current as of April 27, 2018.

•                  Based on the process described above, the results our due diligence for 2017 were as follows:

a.              In Scope Suppliers (all were surveyed): 397

b.              Responses received: 269

c.               Unique Smelters/Refiners Identified: 383

d.              Conformant Smelters/Refiners Identified: 254

e.               Active Smelters/Refiners Identified: 11

f.                Known Smelters/Refiners Identified: 62

Step 3:  Design and implement a strategy to respond to identified risks

•                  Novartis continues to encourage supplier conformance with the Conflict Minerals section of the Novartis Supplier Code.

•                  Novartis has established the capability to routinely store, maintain, and retrieve the key data that was collected as part of due diligence, should it be required to demonstrate reasonable efforts for compliance.

•                  As part of Novartis’ review of compliance activities, we will assess our processes in order to determine whether additional actions are required in the future.

Step 4:  Carry out independent third-party audit of smelter/refiner’s due diligence practices

•                  In accordance with the OECD Framework, Novartis monitors industry actions and the results of independent third-party audits of the due diligence performed by smelters and refiners.  Given the nature of our business, the associated costs, and the current lack of transparency in our global supply chain, we are not in a position to conduct our own audits of smelters and refiners.

Step 5:  Report annually on supply chain due diligence

•                  In accordance with Section 1502 and Rule 13p-1, Novartis annually summarizes the activities and results of its due diligence with regard to Conflict Minerals in this Conflict Minerals Report, which is filed in conjunction with its Form SD.

Risk Mitigation and Future Due Diligence Measures

Novartis will look to improve its due diligence process by considering measures aimed at increasing Supplier responses to our RCOI in terms of accuracy, timeliness and completeness.

Determination

Consistent with the OECD Framework, our efforts to determine the countries of origin, the facilities, and the mines or locations of origin of necessary Conflict Minerals used in the manufacture of our products consisted of the due diligence activities described above.  In response to these due diligence activities, certain In Scope suppliers provided us with no information about their smelters and refiners, certain other In Scope suppliers provided only a partial list of their smelters and refiners, and certain other In Scope suppliers provided us with a complete list of their smelters and refiners.

Based on the information from our In Scope suppliers that provided us with names of smelters and refiners in their supply chain, Novartis has determined the following information with respect to the facilities used to process Conflict Minerals:

•                  There were 383 unique smelters used by In Scope Suppliers in 2017

•                  Of those smelters, 254 were certified as being Conformant by RMI (as of April 2018)

Because the information that we obtained from the In Scope suppliers was incomplete, other than as set forth above with respect to the Conflict Minerals that were either necessary to the production of our products or necessary to the products’ functionality, we were unable to determine the countries of origin of the Conflict Minerals or the facilities used to process them.